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GAGE &
TOLLNER

GAGE & TOLLNER

A historic Brooklyn restaurant reborn

From 1879 to 2004, Gage and Tollner was a legendary oyster and chophouse at 372 Fulton. It was the most famous restaurant in Brooklyn, known for its straightforward approach to cooking and sense of warm hospitality. Decorated with arched mirrors and intricate woodwork, the interior received the third historic landmark designation in NYC. Now, our team of experienced restaurateurs will re-open Gage and Tollner, paying homage to its history with a contemporary twist

Sohui Kim
CHEF, GAGE & TOLLNER

OUR AMBITION

We want to build Gage and Tollner back to its former glory. It was a place for everybody, where generations of families celebrated weddings, bar mitzvahs, anniversaries, or a casual Wednesday dinner. For years, Gage and Tollner only existed in people's memories; we want to bring it back to life for the next generation of New Yorkers.

KEY FACTS

- Founding team has 3 successful NYC restaurants between them.
- Located in the heart of Downtown Brooklyn. Served by 12 public transit lines. 127K residents in a 1-mile radius.
- Third NYC interior to be designated as a historic landmark. "One of Brooklyn's most venerable and beautiful restaurants." —Ruth Reichl

https://gageandtollner.com

Why I Like Gage & Tollner

This is one of the jewels of Fulton Street.

Regina Myer
DOWNTOWN BROOKLYN PARTNERSHIP PRESIDENT

THE BUZZ ABOUT GAGE & TOLLNER

The Gage & Tollner building is one of New York's great historic landmarks, the city's first landmarked dining room and one of the few restaurants in the city so honored, such as the Rainbow Room and the Four Seasons. We respect the interior and exterior landmarking of the building and look forward to working with a restaurateur or other retailer that uses the unique building attributes to enhance the business while preserving Brooklyn's glorious past. As Downtown Brooklyn continues to flourish, we believe strongly in the vitality and resurgence of the Fulton Street retail corridor.

William Jemal
Owner of Gage & Tollner Building

St. John Frizell... is a bartender of the sort often referred to as a mixologist and a restaurateur of skill and passion.

New York Times

St. John Frizell... is a bartender's bartender, and one of the city's great bon vivants.

Grub Street
New York Magazine's Food and Restaurant Blog

First of all, I want to honor Gage & Tollner's long history of serving simple food that people crave. As exciting and diverse as the current culinary climate is in this city, people still love iconic chophouse favorites like Caesar salad, creamed spinach, or a perfectly cooked ribeye. My goal is to elevate these classics without reinventing them or making them gimmicky, using meticulously sourced ingredients and diligent technique. Our relationship with food isn't just physical; it's emotional as well. And I want the food we serve to live up to our guests' best memories of Gage & Tollner. For a chef, that's a challenge if there ever was one!

Sohui Kim
Chef/Partner at Gage & Tollner

I've never been much for "new" cocktail recipes—there are too many great old ones! The past is full of inspiration. Nothing is more satisfying than taking an old drink and making it taste fresh and relevant today, tomorrow, and every time you order it. That's not easy – it takes a knowledgable bartending team dedicated to making every drink perfectly – and that's what I'm looking forward to putting together. Add a deep wine list and fresh local beer, and Gage & Tollner will be the best place to drink in Brooklyn.

St. John Frizell
Beverage Director, Partner at Gage & Tollner

The shaky dance of its gaslight chandeliers is not a period-piece hoax, but a testament to the seriousness of its proprietors...

Truman Capote
American Novelist

In its heyday, Gage & Tollner was one of the fanciest restaurants in New York. Patrons like Truman Capote, Mae West and Jimmy Durante dined at mahogany tables beneath gas-fueled brass chandeliers, surrounded by mirrored walls framed in cherry-wood arches and golden paneling. The interior was designated a landmark in 1975, a rarity for New York restaurants.

Scout
Scouting NY

Could a restaurant be coming to the Gage & Tollner building?
Will a restaurant return to the romantic, landmarked (both inside and out) Downtown Brooklyn venue where dinner was served by the glow of gaslight chandeliers for more than a century? The space for rent in a brownstone at 372-374 Fulton St. is where
June 18, 2018 @ brooklyneagle.com

Nobody Can Say Gage & Tollner, Brooklyn Landmark, Looks Its Age
Some gaudy things have happened on the way to preservation for the New York gem.
June 18, 2018 @ wsj.com

Landmark Gage & Tollner Space Hosts Foodie Panel to Lure Prospective Chefs
BROOKLYN - The Fulton Street building once home to legendary steakhouse Gage & Tollner may soon get a new life as a restaurant. William Jemal, whose family bought the Downtown Brooklyn landmark for $2.8 million in 2004, has been taking a creative
June 18, 2018 @ dnainfo.com

Landmarked Gage and Tollner Site Will Host Food Panel Discussion - BKLYNER
The historic Gage and Tollner building located at 372-374 Fulton Street in downtown Brooklyn has been vacant since late last year, after a discount store peddling clothing, trinkets, and cellphone cases moved out. The building's owner would like to take
May 15, 2017 @ bklyner.com

Historic Building Once Home to Gage & Tollner Will Host a Series of Food Panels
The landmark building at 372 Fulton Street in Brooklyn has lived several lives. The longtime home of the revered Gage and Tollner, where southern-food queen Edna Lewis once cooked. The short-lived but classed-ever Arby's. A discount clothing and
May 12, 2017 @ grubstreet.com

Brooklyn Restaurant Panel Coming To Old Gage And Tollner Space
It's one of the Brooklyn restaurant world's great ironies: just as the dining scene took off in the 2000s, one of the borough's icons, Gage and Tollner, closed. It had opened in 1892. On May 24, the building at 302 Fulton St.
May 16, 2017 @ foodrepublic.com

Landlord Wants to Turn Gage and Tollner Space Into a Restaurant Once Again
Gage and Tollner, one of New York City's only interior and exterior landmarked restaurant spaces, may soon be returning to life as an eatery. Since the historic Downtown Brooklyn steakhouse at 372 Fulton St. closed in 2004, it has been a T.G.I.
April 5, 2016 @ ny.eater.com

A Historic Brooklyn Restaurant Reborn



Gage and Tollner's Past

When Charles M. Gage opened an oyster house on Brooklyn's Fulton Street in 1879, the Brooklyn Bridge wasn't finished, the Statue of Liberty was just an idea, and the subway was still 25 years away.



Gage & Tollner operated for 125 years before shuttering in 2004. A few other businesses have since filled the hallowed walls – a TGIF's, Arby's, and a costume jewelry store – but nothing stuck. Now with the expansive growth in Downtown Brooklyn, it's time for Gage and Tollner to come back to life.

Re-Opening an Oyster and Chophouse for the 21st Century

Gage and Tollner will feature a 70-seat dining room, a 40-seat bar area, two combinable private dining rooms that can seat up to 60, and a separate 30-seat tropical cocktail bar upstairs. The menu will be inspired by the original oyster and chophouse, but driven by fresh, local ingredients and the way people eat today. Our guests will be Downtown Brooklyn's new and established residents, local professionals, patrons of the arts, and tourists from Brooklyn, Manhattan, and beyond.

A Rough Draft of Our Menu


SNACKS, ETC.
SOUPS & SALADS
GAGE & TOLLNER
OYSTERS, CLAMS, ETC.
STEAK, CHOPS, CHICKENS, ETC.
SEAFOOD
SIDE DISHES
SAUCES

Why Now?


Downtown Brooklyn // Recent Development

Explore the recent development around Gage and Tollner.

Since Gage and Tollner closed in 2004, Downtown Brooklyn has "emerged from two decades of unprecedented growth" — and it's still growing. With 60,000 office workers, another 60,000 college students, 150,000 daily shoppers, and 127,000 residents within a 1-mile radius, there are lots of potential patrons.

Our Progress So Far

Meet the Founders



Sohui Kim
Chef
Classically trained chef, Culinary entrepreneur, Cookbook author, Co-Founder of The Good Fork & Insa



St John Frizell
Founder
Award-winning writer, bartender & owner of Fort Defiance-critically-acclaimed cafe-bar in Red Hook



Ben Schneider
Partner
Designer, builder, and restaurant professional who designed and built Insa and The Good Fork

Interview

Wefunder interviewed Sohui Kim, Ben Schneider, and St. John Frizell of G&T on May 25, 2018

+ EXPAND ALL

WF: What is Gage and Tollner?

G&T: We are going to restore and reopen a 140-year-old oyster and chophouse in Downtown Brooklyn. For 125 years, from 1879 to 2004, Gage and Tollner was the most famous restaurant in Brooklyn and one of the most famous restaurants in the country. It was known for its straightforward approach to cooking and for a sense of warm hospitality. It was a place where everybody was welcome, where generations of families celebrated weddings, bar mitzvahs, birthdays, anniversaries, or just came in for dinner on a Wednesday night. It was an exceptional restaurant for a very long time. It went out of business in 2004, just as other neighborhoods in Brooklyn were starting to grow. Now that Downtown Brooklyn is finally starting to explode, it's time to reopen Gage and Tollner.

And it's still there! Gage and Tollner was the third interior in New York City to be designated a landmark after the New York Public Library and Grant's Tomb — so the original interior is still intact. It's an incredible space, with arched mirrors, intricate woodwork — a real jewel of the Gilded Age. A lot of restaurateurs would see this as a challenge because you can't just walk in and do what you want, but to us it's a huge asset. You're getting a museum piece when you rent this space, and it's absolutely stunning.

The first floor will have a long bar with high-top bar tables for drinks and snacks, and cozy booths and tables in the back. On the second floor, there'll be two private dining rooms and the Sunken Harbor Club, a little bespoke cocktail bar masquerading as an old explorer's club. The drinks downstairs will be inspired by the original Gage and Tollner cocktail menus — classic drinks that people still drink now, like martinis and Manhattans, as well as good local beer and some excellent bottles of wine. The drinks upstairs will be a little more creative and involved and a little tropical.

WF: What is your restaurant concept?

G&T: It's a space with a lot of history, and we want people to feel that history, without it feeling like a museum. To us, that means classic American chophouse cuisine, with a contemporary sensibility. We'll enable our guests to go light on the meat if they want — ordering one big steak for the table, say, instead of a filet for every person — and then fill out the table with vegetables, salads, and side dishes. It's rare to find a chophouse where the salads and sides are just as exciting as the steak, but that's what we want Gage and Tollner to be.

The word "classic" is key here in terms of driving the design of the food. There's nothing being reinvented at this restaurant. The food will be rooted in the classic style but updated for modern tastes. Gage and Tollner always had a reputation for serving food that was straightforward and simple, but impeccably executed. We want to continue that reputation. Their menu didn't change much over the years, and we'll even showcase a few highlights from that menu, like mock turtle soup, crabmeat Virginia, and chicken Maryland. These are hundred-year-old dishes — what should they taste like today? That's what we're interested in finding out. We have great relationships with local farmers and great purveyors who sustainably run companies and source amazing ingredients for us to work with. So we're confident we can do all of this and keep the price point relatively modest so that people don't feel like Gage and Tollner is out of their league. We want to bring a lot of different types of people to the restaurant, not just the people who can afford the typical fine dining experience. Of course, if people want to spend a lot of money on big bottles of wine and steaks, we'll make that easy too!

WF: What's an example of a dish that you're really excited about?

G&T: We are excited about various dishes. For most people, a chophouse is less meat-centric than a steakhouse. We will offer the best quality steak and chops but keep the meat very minimal. Instead of offering all different cuts, we're focusing on three to five cuts. We want to have a classic mutton chop on the menu, a delicious ribeye, bone in ribeye, and we'll have an aging program on the premises. We will also have our big helpings of side dishes. There is nothing more communal and celebratory than having a large piece of meat to share with people and then getting a whole bunch of side dishes that are in season and prepared for everybody. An example might be creamed spinach. We will find the best representation through delicious fresh spinach and by making everything from scratch. Even though it's just creamed spinach, people are going to remember it.

WF: What have been your individual journeys?

G&T: Ben and Sohui are married, so that speaks for itself, but we've been friends for many years, from before we had restaurants. Back in 2002, we all lived in the same house in Red Hook that Sohui and Ben bought and restored. We did everything together — we threw big dinner parties in the backyard, we hosted weddings, we put on plays that St. John wrote...the three of us have been entertaining together for many years, long before we did it as a business.

Ben discovered Gage and Tollner about 10 years ago. He started researching it and was like, "Oh my God, this incredible, historic, beautiful space exists in Downtown Brooklyn, and it's not being used." He found out through my research that one of the owners along the way was a man named Peter Aschkenasy, who was one of my regular customers. He called him up and asked about the Gage and Tollner space. Peter said it's a great place, but cautioned against trying to start a restaurant at the time. The economy was rough, and Beb had little restaurant experience. Peter was right; Ben wasn't ready then.

Today, Ben and Sohui have been running the Good Fork for 12 years and St. John's been running Fort Defiance for nine, and the time is finally right for Downtown Brooklyn. Lo and behold, St. John and Ben accidentally stumbled upon the space again while looking at some other spaces in the neighborhood, so it feels like destiny. Gage and Tollner has been calling out to us for a long time.

St. John came up in the publishing world. He was working for Bon Appetit magazine in New York in the early 2000s and decided that office environment wasn't the right fit for him. At the time, the cocktail renaissance was just beginning, so he jumped ship in publishing and got into cocktails and bartending, and he's been doing it ever since. His restaurant, Fort Defiance, is a small place in Red Hook with 42 seats, but they've got at outsized reputation in the cocktail world.

WF: How did you develop your other restaurants, Fort Defiance, the Good Fork, and Insa?

G&T: Every great restaurant has a unique personality, one that evolves over time. They earn their spot in the restaurant space-time continuum.There are not many restaurants that get to this place, but the great ones do, whether they're fancy or not. After 12 years, the Good Fork is on its way to being one of those places. It retains its own personality in terms of the design, the food, and the culture. The people who work there care for it and care for each other.

Insa has its own vibe and personality. It's a much larger business, so it's run differently than the Good Fork — it has a much more organized management structure, but there's still a culture of respect and fun. Insa is a place to go and celebrate, whether that's in the karaoke rooms, in our cozy red-velvet bar, or in the dining room, sitting around a huge table with a whole bunch of friends.

The bottom line is the three of us are atypical restaurateurs. We're not out there to conquer the world by building little cookie cutter restaurants. Fort Defiance, the Good Fork, Insa, and now Gage and Tollner are all passion projects. Each one is unique and has its own personality. We have the utmost deference to the historical value of this restaurant. We're not trying to stamp Gage and Tollner with our personal brand, or bend it to our will. And we're not out to reinvent the wheel. We want to polish the diamond that's already there. And we're not looking for fame or celebrity. At Gage and Tollner, the restaurant will be the star, not us. And we know we have the chops to get it done. We know what we are individually capable of doing, and what we've done already. With our combined talents, it's a no-brainer.

WF: What does it take to make a restaurant like The Good Fork or Gage and Tollner successful?

G&T: There are all sorts of different pieces to it, and they're all important, but it all has to start with love. When you walk into a place where people really care and put love into their work, you can feel it — it's something that hits you to your core and makes you feel comfortable and happy. When you create a culture of love and care for others, you attract good staff and good management, which is really the key to success. Of course, it's not enough to go into it with all these great feelings and then burn out after a little bit. It's like a theater production — you have to be able to repeat it over and over again, night after night. The ability to do that has to do with systems, organization, and communication. You have to have a romantic heart as well as a mind for business. Put all of those things together and the money comes.

Over the last 12 years, we've seen dozens of restaurants open and close around us. We're survivors. And not only have we survived the competition of the New York restaurant world — all of us survived Hurricane Sandy when it happened five years ago, and we thought that was definitely the end of the Good Fork and Fort Defiance and maybe even the whole neighborhood, but we made it through. We've all been putting out really good products and making people happy for 10 to 15 years now, and we've done it without the benefit of big money behind us. We opened our places on shoestring budgets with private loans and investment from family and friends. We're basically doing the same thing with Wefunder that we've done in the past, but on a bigger scale. We are reaching out to people that already know us and want to be a part of what we're doing next. We have a lot of faith that those people will be there for us.

WF: What are the biggest risks or challenges that you see coming?

G&T: As opposed to a business like Hopsters, which was funded on Wefunder and looked like a great pitch, Gage and Tollner is not a scalable business. We won't be opening seven locations in the greater Boston area in the next three years, but there is a chance for investors to literally be part of the restaurant history in the greatest restaurant city in the world. We have a private dining room, which is a great source of income for a restaurant like ours, and a heavy focus on the cocktails. We're mitigating risk in that way.

All the restaurants in this city battle a lot of political issues, changing laws, and financial burdens, like the rising cost of labor, and the rising costs of just doing business in the city. Add to this the fact that restaurants are a small-margin business at the best of times, and the smallest problem can throw your business model out of whack. That's why restaurants are known as risky businesses. Recently, this already difficult business has gotten even harder.

Restaurants are like the beach. Every night, a lot of money washes up on shore, and then every day, a lot of money washes back out. The little shells and seafoam that are left are what you make in profit. How big those waves are determined what you're going to end up with.

The biggest risk is that the volume we need to succeed just isn't there. This is a pretty large-scale restaurant, so we're planning on doing somewhere between $4.5 million and $6 million in sales annually. But once we open those doors, how many people are going to walk through? It's pretty basic, but of course, that's the biggest risk.

We've done the research and we believe in the amount of business that is emerging in Downtown Brooklyn. It seems like every developer in Brooklyn agrees with us, with all the residential towers going up in the area. We have every confidence in the product that we're going to put out, and we think the business is there. But it's still a risk because it's a restaurant and you just don't know until you do it. It's also what's exciting about it.

WF: What is your marketing plan?

G&T: All three of us are well-connected with the press — St. John still writes about spirits and cocktails for Men's Journal and other magazines. A lot of our friends are writers and editors for the top magazines and newspapers in the city. It's a very fortunate position to be in — to have all of these people in our phones! We can't guarantee that they'll write about us, but we can call them, and they'll be very supportive of anything that we do.

Sohui published a cookbook two years ago and has another cookbook coming out this fall. When Insa opened two and a half years ago, Ben and Sohui worked with a PR agency. Through that kind of work, we've made even more contacts with the media. The three of us are constantly asked to participate in conferences, interviews, and stories.

Besides all that, Gage and Tollner is a historic landmark space. Its reopening will attract national attention regardless of who's behind it. And after we open — obviously, we're not going to rest our laurels. We will work with a marketing and PR company — we have a budget set aside for that. We want to do a lot of local outreach, because 60,000 people work within a few blocks of the restaurant, and there are a few big hotels, and more on the way. We want to earn the loyalty of the people that live, work, and stay in the area.

WF: What made you want to crowdfund with Wefunder?

G&T: What better way to have outreach than to have a large community of investors? They're all rooting for the restaurant to be a success, so they're going to come to the restaurant and tell their friends to come to the restaurant. Crowdfunding is using modern technology to reach people who might want to be involved in the project beyond our personal network. We also believe in the democratic way Wefunder allows people with less money to be involved in financial ventures.

We realized over the last six months that we don't know anybody who can give us half a million dollars, but we do know thousands of people who can give us $1000 each. Once we realized it was possible to reach all those people through Wefunder, the choice was obvious.

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